                   SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549

                              _____________

                                FORM 11-K
                              _____________


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                For the fiscal year ended December 31, 2000

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

               For the transition period ______ to ______.

                     Commission File Number: 1-10398

    (A) Full title of the plan and address of the plan if different from that of the issuer named below:

             GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                              401(k) PLAN

    (B) Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         GIANT INDUSTRIES, INC.
                      23733 North Scottsdale Road
                       Scottsdale, Arizona 85255

                           REQUIRED INFORMATION

Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two fiscal years ended December 31, 2000 and 1999, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                 EXHIBITS

Exhibit 23.1 - Independent Auditors' Consent

                          SIGNATURES
                          ----------

    Pursuant to the requirements of the Securities Exchange
Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                       GIANT INDUSTRIES, INC. AND AFFILIATED
                       COMPANIES 401(k) PLAN


Date: June 28, 2001    Signature: /s/ Kim H. Bullerdick
                                 -------------------------------
                                 Kim H. Bullerdick
                                 Vice President, General Counsel,
                                 and Secretary



Date: June 28, 2001    Signature: /s/ Gary R. Dalke
                                 -------------------------------
                                 Gary R. Dalke, Vice President,
                                 Controller, Accounting Officer
                                 and Assistant Secretary



Date: June 28, 2001    Signature: /s/ Charley Yonker, Jr.
                                 -------------------------------
                                 Charley Yonker, Jr.,
                                 Vice President, Human Resources

                               APPENDIX 1

            GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                               401(k) PLAN


               FINANCIAL STATEMENTS AS OF AND FOR THE
               YEARS ENDED DECEMBER 31, 2000 AND 1999, AND
               SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000, AND
               INDEPENDENT AUDITORS' REPORT

         GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                           401(k) PLAN

                        TABLE OF CONTENTS

                                                                   PAGE

INDEPENDENT AUDITORS' REPORT                                         1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 2000 AND 1999:

    Statements of Net Assets Available for Benefits                  2

    Statements of Changes in Net Assets Available for Benefits       3

    Notes to Financial Statements                                   4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000 -

    Form 5500, Schedule H, Part IV, Schedule of Assets
    Held for Investment Purposes at End of Year                      8

                       INDEPENDENT AUDITORS' REPORT


Administrative Committee
Giant Industries, Inc. and Affiliated Companies 401(k) Plan
Scottsdale, Arizona


We have audited the accompanying statements of net assets available for benefits of the Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended.
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 6, in September 2000, the Company's Board of Directors approved the merger of the Employee Stock Ownership Plan of Giant
Industries, Inc. and Affiliated Companies into the Plan.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as of December 31, 2000 on page eight is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Phoenix, Arizona
May 26, 2001

            GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                              401(k) PLAN

            STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                      DECEMBER 31, 2000 AND 1999


                                                  2000           1999
                                               -----------   -----------
ASSETS

INVESTMENTS AT FAIR VALUE (Note 3)             $23,462,911   $24,220,410

TRANSFER RECEIVABLE FROM EMPLOYEE STOCK
  OWNERSHIP PLAN OF GIANT INDUSTRIES, INC.
  AND AFFILIATED COMPANIES (Note 6)             11,688,877             -

EMPLOYER CONTRIBUTIONS RECEIVABLE                1,432,889     1,379,143

PARTICIPANT CONTRIBUTIONS RECEIVABLE               104,323       110,913

ACCRUED INTEREST RECEIVABLE                             77           105
                                               -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS              $36,689,077   $25,710,571
                                               ===========   ===========

See notes to financial statements.

                 GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                                   401(k) PLAN

            STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                            2000          1999
                                                        -----------   -----------
ADDITIONS:
  Contributions:
    Participants                                        $ 3,219,235   $ 2,976,647
    Employer                                              1,432,889     1,379,143
    Rollover                                                301,108             -
                                                        -----------   -----------
      Total contributions                                 4,953,232     4,355,790
                                                        -----------   -----------
  Investment (loss) income:
    Interest and dividends                                2,699,598     2,164,557
    Net (depreciation) appreciation in fair value
      of investments                                     (4,803,400)    2,618,292
                                                        -----------   -----------
      Total investment (loss) income                     (2,103,802)    4,782,849
                                                        -----------   -----------
  Transfer from Employee Stock Ownership Plan
    of Giant Industries, Inc. and Affiliated
    Companies (Note 6)                                   11,688,877             -
                                                        -----------   -----------
      Total additions                                    14,538,307     9,138,639
                                                        -----------   -----------
DEDUCTIONS:
  Distributions to participants                           3,557,003     1,655,869
  Administrative fees                                         2,798         1,949
                                                        -----------   -----------
      Total deductions                                    3,559,801     1,657,818
                                                        -----------   -----------
INCREASE IN NET ASSETS                                   10,978,506     7,480,821

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                      25,710,571    18,229,750
                                                        -----------   -----------
  End of year                                           $36,689,077   $25,710,571
                                                        ===========   ===========

See notes to financial statements.

              GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                                401(k) PLAN

                       NOTES TO FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 2000 AND 1999


1.   DESCRIPTION OF THE PLAN

     The following description of the Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Plan") as of December 31, 2000 is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. See Note 6 for information related to the merger of the Employee Stock Ownership Plan of Giant Industries, Inc. and Affiliated Companies (the "ESOP") into the Plan.

     GENERAL - The Plan was established July 1, 1993. Employees of Giant Industries, Inc. and Affiliated Companies (the "Company") are eligible to participate in the Plan on the January 1 or July 1 following one year of service. One year of service means a minimum of 1,000 hours worked during a Plan year. Employees are able to make pre-tax contributions to the Plan, and the Company may contribute to the Plan as well. The Plan is subject to various regulations, particularly those included under Internal Revenue Code
Section 401(k) and the Employee Retirement Income Security Act of 1974
("ERISA").

     CONTRIBUTIONS - Voluntary salary reductions may be elected by the participant. These pre-tax salary reductions are contributed to the Plan by the participant and range from 1 percent to 15 percent of compensation. The Company's discretionary matching contribution in 2000 and 1999 was 50 percent of every dollar contributed by the participant up to a maximum of 6 percent of compensation. Participants must be employed by the Company on the last day of the Plan year to be eligible for Company discretionary matching contributions.

     DISTRIBUTIONS - Distributions to participants may occur upon participant termination from the Company, total disability, retirement, death or hardship as defined by government regulations. A participant may elect to either receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or rollover the balance to another qualified retirement account. The Plan had no participant benefit distributions payable at December 31, 2000 and 1999.

     VESTING - Employee contributions to the Plan and the earnings on these contributions are 100 percent vested and nonforfeitable at all times. For 2000 and 1999, Company contributions to the Plan and the earnings on these contributions are also 100 percent vested.

     PARTICIPANT ACCOUNTS - For each participant, various accounts are maintained to record employee pre-tax salary reductions and Company matching contributions. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

     PLAN ADMINISTRATION - The Company administers the Plan through a 401(k) Administrative Committee comprised of three employees who are appointed by the Company's Board of Directors. Most expenses pertaining to the administration of the Plan are being paid by the Company, at the Company's option. Fidelity Management Trust Company acts as the Plan's Trustee, Custodian and recordkeeper.

     AMENDMENTS - The Plan was amended in 1999 such that, as soon as deemed administratively feasible by the Administrative Committee, participants of the Plan would be allowed participant loans from their accounts, subject to a $1,000 minimum amount. This Plan provision became effective January 1, 2001. In addition, in the event contributions to the Plan in any year on behalf of an employee exceeded the annual contribution limit specified in
Section 415 of the Internal Revenue Code, Plan contributions would be reduced in the following order:

    - Reducing the employee's contribution to the 401(k) Savings Plan for the affected year and, if required by law, reducing the amount of the Company's associated matching contribution.

    - Reducing the Company's contribution to the ESOP on behalf of the employee.

    - Reducing the amount of the Company's matching contribution to the 401(k) Savings Plan on behalf of the employee.

    PLAN TERMINATION - Although it has not expressed any intention to do so, the Company has the right at any time to terminate the Plan subject to the provisions set forth in ERISA. Since all participants are 100 percent vested, participants would receive 100 percent of amounts credited to their accounts upon liquidation and distribution of Plan assets.

    INVESTMENTS - Participants direct the investment of their contributions and any employer matching contribution into various investment options offered by the Plan. In addition, effective January 1, 2001, participants are permitted to direct the investments of their assets transferred from the ESOP that are not invested in Company stock. The Plan currently offers eight mutual funds and the Company's common stock as investment options for participants.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accounting records of the Plan are maintained on the accrual basis of accounting and, accordingly, revenues and expenses are recorded in the year earned or incurred, respectively.

    INVESTMENT VALUATION AND INCOME RECOGNITION - Plan investments are stated at fair value, which is measured by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    PARTICIPANT LOANS - Effective January 1, 2001, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their participant-directed account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that are established at one percent above the prime rate. The loan shall be repaid within a period not to exceed five years, unless the loan is used to acquire any dwelling unit as a principal residence of the participant. In such circumstances, the loan's repayment term shall not exceed 10 years.

    BENEFITS - Benefits are recorded when paid.

    USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

3.  INVESTMENTS

    The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                      2000          1999
    Fidelity Contrafund
      171,899 and 152,580 shares, respectively                    $ 8,452,287   $ 9,157,849
    Fidelity Asset Manager Growth Fund
      209,214 and 175,897 shares, respectively                      3,328,602     3,459,893
    Fidelity Aggressive Growth Fund
      99,483 and 57,999 shares, respectively                        3,598,291     3,458,462
    Fidelity Asset Manager Portfolio Fund
      146,862 and 121,395 shares, respectively                      2,470,221     2,231,237
    Fidelity Spartan U.S. Equity Index Fund
      35,437 and 36,324 shares, respectively                        1,658,817     1,892,132
    Fidelity Retirement Government Money Market Fund
      1,460,205 and 1,623,785 shares, respectively                  1,460,205     1,623,785
    Fidelity Government Income Fund
      137,432 and 152,569 shares, respectively                      1,356,456     1,426,517

     During the Plan years ended December 31, 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(4,803,400) and $2,618,292, respectively, as follows:

                                                                      2000          1999
    Mutual funds                                                  $(4,800,394)  $ 2,613,608
    Company common stock                                               (3,006)        4,684
                                                                  -----------   -----------
    Net (depreciation) appreciation in fair value of investments  $(4,803,400)  $ 2,618,292
                                                                  ===========   ===========


4.  FEDERAL INCOME TAX STATUS

    The Plan obtained its latest determination letter dated December 30, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended several times since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.  RELATED-PARTY TRANSACTIONS

    Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is an affiliate of the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $2,798 and $1,949 for the years ended December 31, 2000 and 1999, respectively.

6.  PLAN MERGER

    In September 2000, the Company's Board of Directors approved the merger of the ESOP into the Plan. Effective January 1, 2001, the net assets of the ESOP were merged into the Plan, and the ESOP was terminated. All ESOP participants who were employees of the Company on or after January 1, 2001 became fully and immediately vested, unless their account balances were previously forfeited under the terms of the ESOP, the Plan and applicable law. The Plan was amended to permit participants to elect to receive distributions from accounts transferred from the ESOP to the Plan in the form of cash, or Company stock, or in cash and Company stock, and to receive a distribution of all or any portion of their account balances, without terminating employment, after attainment of age 59-1/2.

    In April 2001, the net assets and participant account balances of the terminated ESOP which were merged into the Plan effective January 1, 2001, including investment net earnings through the date of transfer, were transferred from Wells Fargo, the Trustee and Custodian of the ESOP, to Fidelity Management Trust Company, the Trustee, Custodian, and recordkeeper of the Plan.

    The Plan was also amended to shorten the employee contribution eligibility requirement for full-time employees from one year of Company service to 60 days of Company service.

                                 GIANT INDUSTRIES, INC. AND
                              AFFILIATED COMPANIES 401(k) PLAN

                               FORM 5500, SCHEDULE H, PART IV
               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                    DECEMBER 31, 2000


          IDENTITY OF ISSUER,           DESCRIPTION OF INVESTMENT INCLUDING
          BORROWER, LESSOR OR             MATURITY DATE, RATE OF INTEREST,            CURRENT
             SIMILAR PARTY               COLLATERAL, PAR OR MATURITY VALUE             VALUE
--------  -------------------      ---------------------------------------------    ----------
   *      Fidelity Retirement
            Government Money
            Market fund            Money Market Fund - 1,460,205 shares             $ 1,460,205

   *      Fidelity Government
            Income Fund            Mutual Fund - 137,432 shares                       1,356,456

   *      Fidelity Asset Manager
            Portfolio Fund         Mutual Fund - 146,862 shares                       2,470,221

   *      Fidelity Asset Manager
            Growth Fund            Mutual Fund - 209,214 shares                       3,328,602

   *      Fidelity Contrafund      Mutual Fund - 171,899 shares                       8,452,287

   *      Fidelity Aggressive
            Growth Fund            Mutual Fund - 99,483 shares                        3,598,291

   *      Fidelity Diversified
            International Fund     Mutual Fund - 39,243 shares                          860,998

   *      Fidelity Spartan U.S.
            Equity Index Fund      Mutual Fund - 35,437 shares                        1,658,817

   *      Giant Industries, Inc.
            Stock Fund             Stock Fund - 35,649 shares                           260,683

   *      Participant Notes        Participant loan, interest at 8.25%,
            Receivable               maturing in 2001                                     2,719

          Cash                                                                           13,632
                                                                                    -----------
                                   Total assets held for investment purposes        $23,462,911
                                                                                    ===========
*Permitted party-in-interest
